National Grid plc

18 August 2010

National Grid plc scrip dividend

National Grid plc confirms the issue and allotment of 28,947,762 ordinary shares on 18 August 2010 in relation to the operation of the Scrip Dividend Scheme for the 2009/10 final dividend, payable on 18 August 2010.

In accordance with the terms of the scrip dividend, 28,025,555 ordinary shares are to be issued at a price of 488.10 pence per share.

In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 180,676 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$35.9953. In addition, 3,766 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$32.3958.

Following the issue of the above shares, the number of ordinary shares in issue will be 3,636,576,874 of which 140,849,054 shares are held as treasury shares leaving a balance of 3,495,727,820 shares with voting rights.

The figure of 3,495,727,820 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact:
D C Forward
Assistant Secretary
0207 004 3226